

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Theodore B. Miller, Jr.
Co-Managing Member of 4M Management Partners, LLC
Boots Parallel 1, LP
c/o 4M Management Partners, LLC
7800 Washington Ave., Suite 700
Houston, TX 77007

**Re: Boots Parallel 1, LP**
      **Crown Castle Inc.**
      **DFAN14A Filed March 4, 2024**
      **Filed By Boots Parallel 1, LP et al.**
      **File No. 001-16441**

Dear Theodore B. Miller:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

DFAN14A Filed March 4, 2024

General

1. We reissue in part prior comment 1 in our letter dated February 29, 2024. In future filings that state the cooperation agreement "does not require Elliott to maintain an equity position in the Company," please clarify that the cooperation agreement still requires Elliott to maintain economic exposure to the Company's common stock.

2. Avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make charges concerning improper, illegal or immoral conduct without factual foundation. See Exchange Act Rule 14a-9. In future filings, avoid statements like the following without appropriate factual foundation:

   • "Today's rewrite of Crown Castle's cooperation agreement with Elliott Management is a clear admission that *the Board of Directors' process was tainted and that it acted* *unlawfully*" (emphasis added).

- "By now recutting the fundamentally flawed cooperation agreement and conceding the opposite, *these faithless fiduciaries have shredded any remaining credibility*" (emphasis added).
- "Shareholders have been abused by the Board's actions, which continue to waste shareholder resources amid a disastrous era that has seen tens of billions of shareholder value destroyed."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions